Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

INTERMAP TECHNOLOGIES

CORPORATION

For the three and six months ended June 30, 2026 and 2025

(expressed in thousands of United States dollars, except for per share amounts)

(Unaudited)

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	June 30,	December 31,
	2026	2025

Assets

Current assets:
Cash	$16,179	$22,521
Amounts receivable (Note 17)	984	2,088
Contract asset	183	-
Prepaid expenses	700	1,056
	18,046	25,665

Prepaid expenses	754	478
Property and equipment (Note 4)	4,314	3,055
Intangible assets (Note 5)	1,377	1,123
Right of use assets (Note 6)	608	543
Investment (Note 7)	862	862
Total assets	$25,961	$31,726

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$2,093	$2,268
Loan payable (Note 9(a))	414	299
Lease obligations (Note 10)	194	280
Contract liability	2,738	2,186
Income taxes payable	48	50
	5,487	5,083

Defined benefit plan (Note 11)	312	289
Long-term project financing (Note 9(b))	-	175
Loan payable (Note 9(a))	1,283	934
Contract liability	811	402
Lease obligations (Note 10)	427	285
Total liabilities	8,320	7,168

Shareholders’ equity:
Share capital (Note 14(a))	243,262	242,444
Warrants (Note 15)	598	598
Accumulated other comprehensive loss	(205)	(256)
Contributed surplus (Note 14(b))	23,855	26,502
Deficit	(249,869)	(244,730)
Total shareholders’ equity	17,641	24,558

Total liabilities and shareholders’ equity	$25,961	$31,726

Subsequent event (Note 19)

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(In thousands of United States dollars, except per share information)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Revenue (Note 12)	$1,944	$3,018	$3,358	$7,280

Expenses:
Operating costs (Note 13(a))	3,536	3,451	7,318	8,601
Depreciation of property and equipment (Note 4)	230	191	451	365
Amortization of intangible assets (Note 5)	99	68	191	124
Depreciation of right of use assets (Note 6)	83	85	166	172
	3,948	3,795-	8,126	9,262

Operating loss	(2,004)	(777)	(4,768)	(1,982)

Gain on derecognition of right of use assets	4	-	4	27
Gain on extinguishment of debt (Note 9b)	132	-	132	-
Gain on disposal of equipment	(6)	-	(6)	-
Financing costs (Note 13(b))	(38)	(23)	(75)	(51)
Financing income	109	3	247	3
Loss on foreign currency	(304)	(19)	(673)	(25)
Loss before income taxes	(2,107)	(816)	(5,139)	(2,028)

Net loss for the period	$(2,107)	$(816)	$(5,139)	$(2,028)

Other comprehensive income (loss):

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency	(4)	(62)	51	(88)

Comprehensive loss for the period	$(2,111)	$(878)	$(5,088)	$(2,116)

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.07)	$(0.04)

Weighted average number of Class A common shares - basic and diluted (Note 14(c))	73,685,938	59,176,324	73,090,664	57,581,832

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(In thousands of United States dollars)

(Unaudited)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total

Balance at December 31, 2024	$213,528	$367	$28,009	$(147)	$(238,018)	$3,739

Comprehensive loss for the period	-	-	-	(88)	(2,028)	(2,116)
Share-based compensation	-	-	72	-	-	72
Private placement proceeds (Note 14(a))	8,692	-	-	-	-	8,692
Issuance costs	(1,072)	267	-	-	-	(805)
Exercise of warrants	75	(10)	-	-	-	65
RSU and option cash surrender	-	-	(1,780)	-	-	(1,780)

Balance at June 30, 2025	$221,223	$624	$26,301	$(235)	$(240,046)	$7,867

Balance at December 31, 2025	$242,444	$598	$26,502	$(256)	$(244,730)	$24,558

Comprehensive income (loss) for the period	-	-	-	51	(5,139)	(5,088)
Share-based compensation	-	-	435	-	-	435
RSU settlement	818	-	(818)	-	-	-
Repurchase of share-based awards	-	-	(1,605)	-	-	(1,605)
Value withheld for taxes on net settlement of RSUs	-	-	(659)	-	-	(659)

Balance at June 30, 2026	$243,262	$598	$23,855	$(205)	$(249,869)	$17,641

See accompanying notes to condensed consolidated interim financial statements.

Intermap Technologies corporation

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

For the six months ended June 30,	2026	2025

Operating activities:
Net loss for the period	$(5,139)	$(2,028)
Interest paid	(75)	(49)
Income tax paid	(2)	(10)
Adjustments for:
Depreciation of property and equipment (Note 4)	451	365
Amortization of intangible assets (Note 5)	191	124
Depreciation of right of use assets (Note 6)	166	172
Share-based compensation expense (Note 14(e))	435	72
Gain on derecognition of right of use assets	(4)	(27)
Loss on disposal of equipment (Note 4)	(6)	-
Financing costs (Note 13(b))	75	51
Gain on extinguishment of debt	(132)	-
Unrealized loss (gain) on foreign currency translation	620	(414)
Change in defined benefit plan (Note 11)	23	-
Changes in working capital:
Amounts receivable	1,104	2,598
Contract asset and prepaid expenses	(103)	2,505
Accounts payable and accrued liabilities	(175)	(2,237)
Contract liability	961	302
Cash flows (used in) provided by operating activities	(1,610)	1,424

Investing activities:
Purchase of property and equipment	(1,091)	(223)
Additions to intangible assets	(445)	(54)
Cash flows used in investing activities	(1,536)	(277)

Financing activities:
Proceeds from private placement	-	8,692
Issuance costs	-	(805)
Exercise of warrants	-	65
Repurchase of share-based awards	(2,264)	(1,780)
Payment of lease obligations	(163)	(172)
Repayment of bank loan	-	(18)
Repayment of loan payable	(155)	(47)
Repayment of government loans	-	(78)
Repayment of project financing	(44)	-
Cash flows (used in) provided by financing activities	(2,626)	5,857

Effect of foreign exchange on cash	(570)	341

(Decrease) Increase in cash	(6,342)	7,345

Cash, beginning of period	22,521	445

Cash, end of period	$16,179	$7,790

See accompanying notes to condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 1

1.	Reporting entity:

Intermap Technologies ® Corporation (the “Company”) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 734, 7th Avenue SW, Suite 604, Calgary, Alberta, Canada T2P 3P8.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

Intermap operationalizes artificial intelligence across its platform and workflows to improve speed, scale, accuracy assurance, processing efficiency and integration capabilities. The Company also produces AI within its proprietary framework to automate and accelerate geospatial workflows and support secure human-to-machine teaming across enterprise, government and defense applications. Intermap maintains strict control of proprietary and customer data within secure internal environments and does not use customer data within public large language models.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) applicable to interim financial information, as outlined in International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The notes presented in these condensed consolidated interim financial statements include in general only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all disclosures required by IFRS® Accounting Standards as issued by the IASB for annual financial statements (IFRS Accounting Standards). These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2025 (the “2025 Annual Consolidated Financial Statements”).

The policies applied in these condensed consolidated interim financial statements are based on IFRS Accounting Standards and effective as of August 13, 2026, the date the Board of Directors approved the issuance of the condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 2

(b)	Measurement basis:

The condensed consolidated interim financial statements have been prepared based on the historical cost, except for investment which is measured at fair value. Other measurement bases used are described in the applicable notes.

(c)	Use of estimates and judgments:

Preparing condensed consolidated interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the 2025 Annual Consolidated Financial Statements.

3.	Summary of material accounting policies:

These condensed consolidated interim financial statements have been prepared using the same accounting policies and methods that were used to prepare the Company’s 2025 Annual Consolidated Financial Statements.

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three and six months ended June 30, 2026, and have not been early adopted in preparing these condensed consolidated interim financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 3

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The amendments had no material impact on the Company’s condensed consolidated interim financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s condensed consolidated interim financial statements.

4.	Property and equipment:

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Balance at December 31, 2025	$1,249	$1,385	$17	$30	$374	$3,055

Additions	-	748	-	-	962	1,710
Depreciation	(120)	(305)	(5)	(21)		(451)
Transfer	395	-	-	-	(395)	-

Balance at June 30, 2026	$1,524	$1,828	$12	$9	$941	$4,314

	Aircraft and engines	Radar and mapping equipment	Furniture and fixtures	Leasehold improvements	Under construction	Total

Cost	$11,732	$26,766	$377	$1,162	$374	$40,411

Accumulated depreciation	(10,483)	(25,381)	(360)	(1,132)	-	(37,356)

Balance at December 31, 2025	$1,249	$1,385	$17	$30	$374	$3,055

Cost	$12,127	$26,199	$377	$1,162	$941	$40,806

Accumulated depreciation	(10,603)	(24,371)	(365)	(1,153)	-	(36,492)

Balance at June 30, 2026	$1,524	$1,828	$12	$9	$941	$4,314

During the six months ended June 30, 2026, the Company purchased $619 of computer equipment using an equipment financing loan and disposed of $1,315 of fully depreciated computer equipment. The Company recorded a $6k loss on disposal for the cost to dispose of the equipment.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 4

5.	Intangible assets:

Data library

Balance at December 31, 2025	$1,123

Additions	445
Amortization	(191)

Balance at June 30, 2026	$1,377

Data library

Cost	2,534

Accumulated amortization	(1,411)

Balance at December 31, 2025	$1,123

Cost	2,979

Accumulated amortization	(1,602)

Balance at June 30, 2026	$1,377

6.	Right of use assets:

	June 30,	December 31,
	2026	2025

Beginning Balance	$543	$401

Depreciation	(166)	(334)
New leases	319	610
Termination	(88)	(134)
Ending Balance	$608	$543

During the six months ended June 30, 2026, the Company extended the current lease in the Colorado office by 38 months, terminated the lease in Jakarta and extended it at a lower rate. The incremental borrowing rate used in the determination of the lease liability and the right of use assets of the extended leases was 7.94%. The Company recorded a gain on the termination of the lease in Jarkata of $4.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 5

7.	Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at December 31, 2025 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on industry, size, target markets, and other factors that the Company considers to be reasonable and range from 1.6 to 5.0. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was discounted by 30% for lack of marketability and then allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At December 31, 2025, the fair value was estimated to be $862 and is a level 3 fair value measurement. At June 30, 2026, the Company estimated that there was no significant change in the fair value of the investment. A 20% change in the revenue multiple used to estimate the value of the investment would impact net income by approximately $89.

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2026	2025

Accounts payable	$1,305	$1,440
Accrued liablities	779	732
VAT payable	9	96
	$2,093	$2,268

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 6

9.	Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at June 30, 2026:

	Loan Payable	Project Financing	Lease Obligations (Note 10)	Total

Balance at December 31, 2025	$1,233	$175	$565	$1,973

Changes from financing activities:
Repayment of loan payable	(155)	-	-	(155)
Payment of lease obligations	-	-	(163)	(163)
Payment of project financing	-	(44)	-	(44)

Total changes from financing activities	(155)	(44)	(163)	(362)

Foreign exchange	-	1	(8)	(7)

Other changes:
Financing costs	49	-	26	75
Interest paid	(49)	-	(26)	(75)
New loan	619	-	-	619
Gain on extingusihment of debt	-	(132)	-	(132)
New leases (Note 6)	-	-	319	319
Adjustment (Note 6)	-	-	(92)	(92)

Balance at June 30, 2026	$1,697	$-	$621	$2,318

Current	$414	$-	$194
Long-term	$1,283	$-	$427

(a)	Loan payable:

During 2024, the Company executed two equipment financing loans to purchase $337 of computer equipment. The Company paid a down payment of $27 and financed $240 at a 12.21% interest rate per annum with a monthly payment of $8 and $70 at a 13.00% interest rate per annum with a monthly payment of $2. Each loan is for 36 months. During the fourth quarter of 2025, the Company executed another equipment financing loan to purchase $524 of computer equipment and $567 of maintenance financed at 7.21% interest rate per annum with a monthly payment of $22 for 60 months. During the second quarter of 2026, the Company executed an equipment financing loan to purchase $619 of computer equipment financed at 6.76% interest rate per annum with a monthly payment of $12 for 60 months.

(b)	Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding was repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment was made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. During April 2026, the Company entered into a settlement agreement with the lender to extinguish its project financing loan. Under the terms of the agreement, the Company paid a cash settlement of CDN$60 thousand for the full and final settlement of the outstanding obligation of CDN$240 thousand. As a result of the settlement, the Company recognized a gain on extinguishment of debt of $132 in its condensed consolidated interim statements of loss and comprehensive loss.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 7

10.	Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending June 30:

2027	$239
2028	223
2029	225
2030	97
2031	24
$808

The following table presents payments for lease obligations:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Principal payments	$82	$86	$163	$172
Interest payments	12	11	26	23
Short-term lease payments	39	63	102	124
	$133	$160	$291	$319

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require payments of $147 for the twelve months ending June 30, 2027.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 8

11.	Defined benefit plan:

The principal assumptions used in determining the defined benefit obligation for the year ended December 31, 2025 and June 30, 2026 are: discount rate of 6.39%, annual salary increase of 10%, retirement age is 57 years, mortality rate is based on the Table Mortalita Indonesia.

	June 30,	December 31,
	2026	2025

Net benefit expense (recognized in profit or loss)

Current service cost	$23	$21
Net interest on liabilities	-	11
Net benefits expense	$23	$32

Changes in the present value of defined benefit obligations

Defined benefit obligation beginning balance	$289	$203
Current service cost	23	21
Net interest on liabilities	-	11
Acturial loss	-	54
Defined benefit obligation ending balance	$312	$289

12.	Revenue:

Details of revenue are as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Acquisition services	$-	$1,435	$-	$3,848
Value-added data	693	313	961	827
Software and solutions	1,251	1,270	2,397	2,605
	$1,944	$3,018	$3,358	$7,280

Primary geographical market
United States	$790	$481	$1,140	$1,100
Asia/Pacific	15	1,438	41	3,891
Europe	1,139	1,099	2,177	2,289
	$1,944	$3,018	$3,358	$7,280

Timing of revenue recognition
Upon delivery	$784	$339	$1,191	$1,064
Services overtime	1,160	2,679	2,167	6,216
	$1,944	$3,018	$3,358	$7,280

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is longer than one year. The Company determined that certain commissions paid to sales employees meet the requirement to be capitalized. Total capitalized contract acquisition costs included in prepaid expenses and other assets to obtain contracts at June 30, 2026 was $26 (December 31, 2025 – $23) and are amortized consistent with the method of revenue recognized on the contract.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 9

Changes in contract acquisition costs, included in prepaid expenses, are as follows:

	June 30,	December 31,
	2026	2025

Contract acquisition costs, beginning of period	$23	$194
Additions	33	27
Amortization	(30)	(198)
Contract acquisition costs, end of period	$26	$23

13.	Operating and non-operating costs:

(a)	Operating costs:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Personnel	$2,111	$1,856	$4,372	$4,106
Purchased services & materials(1)	1,089	1,244	2,345	3,811
Travel	124	180	179	319
Facilities and other expenses	212	171	422	365
	$3,536	$3,451	$7,318	$8,601

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b)	Financing costs:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Interest on loan payable	$26	$7	$49	$15
Interest on lease obligations	12	11	26	23
Interest on bank loan	-	-	-	1
Interest on government loans	-	3	-	6
Interest on accounts payable	-	2	-	6
	$38	$23	$75	$51

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 10

14.	Share capital:

(a)	Issued:

	June 30, 2026		December 31, 2025
	Number of		Number of
Class A common shares	Shares	Amount	Shares	Amount

Balance, beginning of period:	72,437,664	$242,444	53,618,357	$213,528
Conversion of RSUs	1,344,032	818	-	-
Private placement	-	-	15,086,208	29,345
Issuance costs	-	-	-	(3,549)
Exercise of warrants	-	-	3,733,099	3,120
Balance, end of period:	73,781,696	$243,262	72,437,664	$242,444

During April 2026, the Company converted 1,244,032 previously vested RSUs to Class A common shares. In connection with this conversion, 681,986 RSUs were withheld and cancelled to satisfy withholding tax obligations.

During the first quarter of 2026, 100,000 RSUs were vested and converted into shares.

During the fourth quarter of 2025, 1,243,000 warrants were exercised for consideration of $857 and issuance costs of $17 were recorded.

In September 2025, the Company received gross proceeds of $20,653 under the “bought deal” offering issuing a total of 9,584,100 Class A common shares at a price of C$3.00. The Company recorded issuance costs of $2,460, including 575,046 warrants. The warrants were valued at $577 using the Black-Scholes pricing model with the following main assumptions: share price – C$3.05, volatility – 80.67%, risk free rate – 4.5%, dividend 0%.

During the third quarter of 2025, 2,380,554 warrants were exercised for consideration of $2,188.

In May 2025, 109,545 warrants were exercised for consideration of $75 and issuance costs of $2 were recorded.

In February 2025, the Company closed a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement issuing a total of 5,502,108 Class A common shares at a price of C$2.25 for aggregate gross proceeds of $8,692. The Company recorded issuance costs of $1,070, including 330,126 warrants. The warrants were valued at $267 using the Black-Scholes pricing model with the following main assumptions: share price - C$2.01 - C$2.51, volatility – 75.95%- 76.58%, risk free rate – 4.5%, dividend 0%.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 11

(b)	Contributed surplus:

	June 30,	December 31,
	2026	2025

Balance, beginning of period	$26,502	$28,009
Settlement of RSUs	(818)	-
Share-based compensation	435	273
RSU and options surrenders	(1,605)	(1,780)
RSUs withheld for tax payment	(659)	-

Balance, end of period	$23,855	$26,502

(c)	Earnings (loss) per share:

The calculation of earnings (loss) per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise warrants is anti-dilutive, they are not included in the calculation of diluted loss per share. The Company has incurred a net loss for each period presented and the including of the outstanding warrants in the loss per share calculation are anti-dilutive and therefore not included in the calculation.

The underlying Class A common shares pertaining to 590,067 restricted share units (RSUs), and 604,918 outstanding warrants could potentially dilute earnings.

(d)	Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus Plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The Omnibus Plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

The maximum number of common shares reserved under the Omnibus Plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the Omnibus Plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the Omnibus Plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the Omnibus Plan, for a total reserve of 5,660,884. As of June 30, 2026, no share options (December 31, 2025 – Nil) and 590,067 RSUs (December 31, 2025 – 3,672,415) are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, 50,000 shares were issued during 2021, and 1,344,032 shares were issued during the first six months of 2026 under the plan, leaving 2,679,532 awards remaining available for future issuance.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 12

The following tables summarize information regarding RSUs outstanding:

	June 30,	December 31,
	2026	2025
	Number of	Number of
	RSUs	RSUs

RSUs outstanding, beginning of year	3,672,415	3,779,623
Issued	86,909	502,658
Settled	(1,344,032)	-
Surrenders	(1,825,225)	(609,866)

RSUs outstanding, end of period	590,067	3,672,415

During the six months ended June 30, 2026 and 2025, 86,909 RSUs and Nil, respectively, were issued. During the six months ended June 30, 2026, the Company recognized $435 (six months ended June 30, 2025 – $72) of non-cash compensation expense related to the RSUs.

During the six months ended June 30, 2026, the Company surrendered 1,143,239 vested RSUs through cash payments in lieu of issuing equity instruments (June 30, 2025- 609,866). The total cash paid to employees and directors for the surrender of vested awards during the six months ended June 30, 2026 was $1,605, of which $1,017 was paid to directors and key management (June 30, 2025 - $1,001, of which $638 was paid to directors and key management).

(e)	Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Employees	$88	$21	$175	$37
Directors and advisors	125	8	260	35

Non-cash compensation	$213	$29	$435	$72

15.	Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

				Number of				Number of
				Warrants				Warrants
				Outstanding				Outstanding
		Exercise		December				June
Grant Date	Expiry Date	Price	Granted	31, 2025	Issued	Expired	Exercised	30, 2026

2/20/2025	2/20/2027	$1.69	18,000	18,000	-	-	-	18,000
3/7/2025	3/7/2027	$1.68	11,872	11,872	-	-	-	11,872
9/29/2025	9/29/2027	$2.18	575,046	575,046	-	-	-	575,046

			604,918	604,918	-	-	-	604,918

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 13

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value

Balance at December 31, 2025 and June 30, 2026	-	$-	604,918	$598	604,918	$598

Each warrant entitles its holder to purchase one Class A common share.

16.	Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 12.

Property and equipment of the Company are located as follows:

	June 30, 2026	December 31, 2025

United States	$4,166	$2,851
Europe	27	21
Asia/Pacific	121	183
	$4,314	$3,055

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025

Customer A	$-	$1,435	$-	$3,848
Customer B	188	337	375	672
Customer C	193	164	382	392
Customer D	334	56	415	98
Customer E	230	-	230	-
	$945	$1,992	$1,402	$5,010

17.	Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. There have been no significant changes to the Company’s risk management strategies since December 31, 2025.

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 14

Amounts receivable consist of:

	June 30,	December 31,
	2026	2025

Trade receivables	$853	$1,950
Other miscellaneous receivables	131	138

	$984	$2,088

Trade receivables by geography consist of:

	June 30,	December 31,
	2026	2025

United States	$530	$37
Europe	279	1,913
Asia/Pacific	44	-

	$853	$1,950

An aging of the Company’s trade receivables are as follows:

	June 30,	December 31,
	2026	2025

Current	$656	$1,910
31-60 days	62	38
61-90 days	135	-
Over 91 days	-	2

	$853	$1,950

The balance of the non-current amounts relates to recurring customers and are considered collectible.

18.	Fair values:

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) and;

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

INTERMAP TECHNOLOGIES CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except per share information)
(Unaudited)

For the three and six months ended June 30, 2026 and 2025	Page 15

The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these items. The Investment is a level 3 financial instrument as its fair value is estimated using unobservable inputs. During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

19.	Subsequent Event:

The Company entered into a definitive arrangement agreement to acquire PCI Geomatics Group Inc. (PCI), a private company, subject to the approval of PCI’s shareholders and the terms and conditions outlined in the arrangement agreement. Pursuant to the agreement, Intermap will acquire all the issued and outstanding shares in the capital of PCI not already owned by Intermap by way of an arrangement under the Canada Business Corporations Act. The Company will use C$11 million of cash to complete the transaction, and it is expected to close by the end of August 2026.